Filed by BBTT

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

SEC File No.: 333-289035-01

Date: October 26, 2026

Btab Launches AI-Powered Btab.app to Connect Manufacturers and Entrepreneurs Through Its Global Commerce Ecosystem

Launch advances Btab’s strategy to activate a network of more than 300,000 businesses with AI-powered storefronts, product supply and commerce infrastructure

SYDNEY, AUSTRALIA and NEW YORK, NY, October 26, 2026 – Btab Ecommerce Group, Inc. (OTC: BBTT) (“Btab” or the “Company”), a global ecommerce and technology company, today announced the launch of Btab.app, its AI-powered commerce platform designed to help entrepreneurs build branded online stores and sell supplier products without purchasing inventory upfront.

The launch represents a significant milestone in Btab’s strategy to connect manufacturers, suppliers and entrepreneurs through an integrated global commerce ecosystem. It builds on the Company’s previously announced AI Commerce Engine, Agentic AI initiative and Strategic Alliance Initiative, bringing its technology and product distribution strategy into a platform businesses can begin using today.

Turning AI into Business Opportunity

Btab.app combines AI-assisted store creation with access to supplier products and order-routing capabilities. Users can describe the type of store they want to create, personalize its appearance and establish their own branded retail presence. Merchants can offer catalogue products, their own products or a combination of both.

“AI should do more than help people find information. It should help them create opportunities and build businesses,” said Binson Lau, CEO of Btab. “With Btab.app, we are bringing AI, product supply and commerce infrastructure together to address the practical barriers that prevent many people from starting. Our goal is to make business ownership more accessible and give entrepreneurs the foundation to grow.”

The platform is free to open, with no monthly subscription fee. For catalogue products, Btab participates in the profit generated on each sale, aligning its commercial interests with those of participating merchants. Existing retailers can also connect their websites to Btab’s product catalogue through an API.

Activating an Established Global Network

Over the past decade, more than 300,000 small and medium businesses have used Btab’s network platforms to market and promote their products and services. The broader Btab Network attracts millions of visitors from more than 70 countries.

Through Btab.app, the Company intends to offer this established business community a pathway to expand from marketing and promotion into product sales supported by Btab’s commerce infrastructure.

The launch also supports Btab’s plans to onboard additional manufacturers and suppliers seeking broader distribution. By connecting product supply with independent storefronts, the Company aims to help manufacturers reach new customers while enabling merchants to expand their offerings without committing capital to inventory purchases upfront.

“We are not starting from zero,” Lau continued. “We have spent years developing our platforms, business community, supplier relationships and operational capabilities. Btab.app brings these foundations together into a commercial opportunity: helping manufacturers reach more customers and helping entrepreneurs access products they can sell under their own brands.”

A Foundation for Scalable Commerce

Btab views the launch as a foundation for continued expansion across its AI-powered commerce ecosystem. The Company plans to grow supplier participation, broaden product availability and introduce the platform to existing network businesses and new entrepreneurs.

Its longer-term strategy includes working with business communities and organizations that support self-employment, helping more people participate in the digital economy.

“Our mission is to become the world’s largest product supplier dedicated to small businesses,” Lau added. “Btab.app is an important step toward that ambition. The purpose behind it remains simple: empower entrepreneurs, create jobs and strengthen families.”

Entrepreneurs, retailers and suppliers can explore the platform at https://btab.app.

About Btab Ecommerce Group, Inc.

Btab Ecommerce Group, Inc. (OTC: BBTT) is a global ecommerce and technology company focused on building a scalable commerce ecosystem that connects manufacturers, suppliers, entrepreneurs, resellers and consumers worldwide. Through its digital platforms, product supply capabilities, ecommerce infrastructure and AI-powered technologies, Btab seeks to empower entrepreneurs, create economic opportunities and support the growth of small and medium-sized businesses globally.

For additional information, visit https://btabcorp.com

Cautionary Statement About Forward-Looking Statements

This press release includes forward-looking statements regarding, among other things, the plans, strategies, and prospects, both business and financial, of Btab. We have based these forward-looking statements on our current expectations and projections about future events, including the future plans and potential success of the business. Although we believe that our plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions, or expectations. Forward-looking statements are inherently subject to risks, uncertainties, and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events, or results of operations, are forward-looking statements. These statements may be preceded by, followed by, or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Forward-looking statements are not guarantees of future performance, and involve risks, uncertainties and assumptions that may cause our actual results to differ materially from the expectations that we describe in our forward-looking statements. There may be events in the future that we are not accurately able to predict, or over which we have no control.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of any proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor and Media Contact

Mr. Binson Lau, CEO
ir@btabcorp.com
https://btabcorp.com